EXHIBIT (A)(40)












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            TO HAVE A CHILE FULL OF ENERGY PUT YOURSELF IN ACTION AND
           VOTE! TO INCREASE THE SHAREHOLDERS CONCENTRATION LIMIT FROM 26% TO 65%, PLEASE VOTE FAVORABLY TO CHANGE ENDESA'S BY-LAWS.


Benefits for you:
If you vote in favor of increasing the shareholders concentration limit, you will have the option - but not the requirement - to sell your shares conveniently to DEI for $250 per share.

Benefits for Endesa:
The company will have a strong controlling partner to become Chile's and South America's premiere energy company.

Only by getting 75% of the shareholders to vote "yes" will the by-laws be changed. Not voting is the same as voting "no". Therefore, please vote favorably.


DUKE ENERGY INTERNATIONAL
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